July 14, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Stephen Kim

Re:        Wilhelmina International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 16, 2022

File No. 001-36589

Dear Mr. Kim:

On behalf of Wilhelmina International, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filing set forth in the Staff’s letter dated June 6, 2022. For your convenience, we have repeated each of the comments set forth in the Staff’s letter in italics and followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2021

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-8

1.	We note you record service revenues either gross as a principal or net as an agent. Please quantify for us the amounts recognized under each basis for each of the years presented. We note your disclosure on page 5 that "Within its fashion model management business, Wilhelmina has two primary sources of service revenue: (i) commissions paid by models as a percentage of their gross earnings; and (ii) service charges paid by clients in addition to booking fees, calculated as a percentage of the models’ booking fees." Based on this disclosure, it appears that both of these amounts would be recognized net of any earnings retained by the models. Please tell us your basis for recognizing certain of these sources of service revenue gross as a principal. Refer to ASC 606-10-55-36 to 55-40.

RESPONSE:

Wilhelmina generates service revenue through arrangements where the Company’s represented talent provides fashion modeling and/or social media influencer services to clients. These services may be provided pursuant to either (i) contracts directly between the Company and the client (“direct bookings”) or (ii) contracts between unaffiliated third-party modeling agencies and the client (“agency bookings”). For direct bookings, the client pays fees to the Company which are recognized on a gross basis because the Company is the principal in the arrangement. For agency bookings, the Company is paid a commission by the third-party modeling agency which is recognized on a net basis because the Company acts as an agent. During fiscal 2021, gross fees from direct bookings were $56.7 million and net commissions from agency bookings were $0.1 million. During fiscal 2020, gross fees from direct bookings were $41.5 million and net commissions from agency bookings were less than $0.1 million.

The Company has determined that the recognition of fees from direct bookings on a gross basis is appropriate under ASC 606-10-55-36 to 40 because the Company is the principal and is solely responsible for negotiating the terms of the agreement with the client and fulfilling the performance obligations thereunder. As contemplated by ASC 606-10-55-37A(b) & (c), the Company has the exclusive right to the services of the talent it represents (within the relevant field of use) and routinely combines these talent services with other services in fulfilling its performance obligations under direct booking agreements. Each of the factors listed in ASC 606-10-55-39 also indicates that the Company is the principal for direct bookings in that:

a.       The Company is primarily responsible for fulfilling the promise to provide the services specified in the direct booking agreement. In this regard, the client looks solely to the Company to assure that the talent services are timely and properly performed. The Company is responsible for communicating to the talent the date, time, location, and other information necessary to be prepared for the photoshoot, notifying the client of any updates to such information (such as if the talent becomes unavailable or is running late), following up with the client after the photoshoot for feedback, confirming satisfactory completion of the direct booking, and resolving any complaints.

b.      The Company has inventory risk in that Wilhelmina has exclusive, sole representation of talent during the term of the Company’s talent representation agreements. When talent services are directly booked, the Company transfers an allocable portion of the talent’s available time to the performance of such services to the client. Wilhelmina has the ability to re-book the talent to another customer in the event that a client cancels their booking. When a client cancels their booking with short notice, typically five days or fewer in advance of the confirmed photoshoot booking, we may charge the client a cancellation fee, ranging from 50-100% of the previously agreed rate.

c.       The Company has discretion in establishing the price for talent services under its direct bookings. The pricing determined by the Company may vary depending on the nature, location and requirements of the talent services to be provided.

Additionally, the Company invests significant resources in its represented talent which may never be realized through direct bookings. This investment includes expenses to identify, train, develop and promote talent. The Company also incurs up-front costs relating to Wilhelmina’s representation of talent, such as for promotional photography, test photoshoots, visas and other immigration expenses.

To clarify the nature of its reported service revenues, the Company proposes to revise in future filings the following language appearing its Form 10-K for the year ended December 31, 2021, to read substantially as follows:

Second Paragraph at Page 5

“Within its fashion model management business, Wilhelmina’s primary source of service revenue is from model fees and services charges paid by the client for bookings directly negotiated by the Company. The Company also receives commissions paid on bookings by third-party agencies. Wilhelmina believes that its model fees, service charges and commission rates are competitive with those of its principal competitors.”

Second Paragraph at Page 13

“The Company analyzes revenue by reviewing the mix of revenues generated by the different boards, by geographic locations and from significant clients. Wilhelmina’s primary sources of revenue include service revenues from the provision of model and talent services and licensing fees from third-party agencies licensing the use of the “Wilhelmina” trademark. Service revenues are primarily derived from talent fees and services charges paid by the client for bookings directly negotiated by the Company, which are recognized as revenues when earned and collectability is reasonably assured. Wilhelmina also receives commissions paid on bookings by third-party agencies which are recognized when earned and collectability is reasonably assured. See “Critical Accounting Policies - Revenue Recognition.”

Service Revenues at Page F-8

“Service revenues are primarily attributable to fashion model bookings and representation of social media influencers and actors for commercials, film, and television. These service revenues are primarily derived from talent fees and services charges paid by the client for bookings directly negotiated by the Company. For such direct bookings, the Company has determined that it is the principal and records the talent fees and services charges due from the client on a gross basis. The Company also receives commissions paid on bookings by third-party agencies. The Company has determined that it acts as an agent in such third-party bookings and, therefore, recognizes the commission revenue net of related talent costs.

“In assessing whether the Company is acting as principal or agent, the Company evaluates the terms of its talent and client agreements to determine whether the Company or the talent is the primary obligor to the client. In such assessment, the Company considers key indicators such as latitude in establishing price, discretion in talent selection and inventory risk. For each of the years ended December 31, 202X and 202Y, less than 1% of the Company’s service revenues related to commission arrangements where it acted as agent.

“Service revenues are recognized, and talent costs are accrued, when the customer obtains control of the product or service, which typically occurs when the talent has completed the contractual requirement. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The performance obligations for most of the Company’s core modeling bookings are satisfied on the day of the event, and the “day rate” total fee is agreed in advance, when the customer books the model for a particular date. For contracts with multiple performance obligations (which are typically all satisfied within 1 to 3 days), the contract’s transaction price is allocated to each performance obligation based on the estimated relative standalone selling price. The Company expenses incremental costs of obtaining a contract as and when incurred because the expected amortization period of the asset that would have been recognized is one year or less or the amount is immaterial.”

2.	Please revise to disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50-5 and 55-89 to 55-91.

RESPONSE:

The Company believes that its disaggregation of revenue on its income statement into service revenue and license revenue is the most accurate and meaningful depiction of its business and complies with ASC 606-10-50-5 and 55-89 to 55-91.

Service revenues are derived primarily from fashion model bookings, representation of social media influencers, and representation of actors for commercials, film, and television, all of which are related to the advertising, publication and retail industries. Performance obligations are primarily satisfied at a point in time when the talent has completed the contractual requirements, generally when appearing for a photo or video shoot, or upon completing a social media posting. More than 99% of the Company’s revenue in recent years has been service revenue relating to talent representation.

Consistent with the guidance in ASC 606-10-50-5, the Company has determined that the nature, amount, timing, and uncertainty of revenues and cash flow from all aspects of its talent representation services are similarly affected by economic factors, and are treated as such by the Company’s management in evaluating its business based on the analysis below:

Nature

All service revenue is derived from representing talent in connection with the promotion of a client’s goods or services, whether in modeling, acting or social media posting. In each of the years ended December 31, 2021 and 2020, both acting and social media posting arrangements represented less than 10% of the Company’s revenue and were not deemed material for disaggregation.

Amount

Most of the Company’s bookings are priced based on agreed fixed fees charged to the client for a single unit of services (for example, per day or per post). Although the rate can vary based on the demand for the talent and significance of the client’s planned use of the photo images or video content in connection with their product or advertising campaign, the amounts are not considered to be a distinguishing factor between categories of the Company’s revenue.

Timing

The Company’s performance obligations are generally completed when the talent appears for the photo or video shoot or posts the required content, at which time Wilhelmina has satisfied the obligation and records the related revenues. Therefore, timing is not deemed to be a distinguishing factor for disaggregation of the Company’s revenues.

Uncertainty

Uncertainty of revenue is not a distinguishing factor between any of the Company’s revenue categories.

Other information used to evaluate revenue categories

In determining the propriety of the Company’s disaggregation of revenue, the Company has also considered ASC 606-10-55-89 to 91 and evaluated each potential category by which the Company could disaggregate revenue, as follows:

Type of good or service

As described above, substantially all of the Company’s service revenue relates to representing talent in connection with the promotion of a client’s goods or services through modeling, acting or social media postings.

Geographic region

The Company’s business is highly concentrated in the United States. Historically, international revenue was a small percentage of consolidated revenues but, in recent years, it has gradually increased. For the years ended December 31, 2021 and 2020, international revenue of $6.9 million and $5.5 million, represented 12% and 13% of consolidated revenue, respectively. The Company proposes to include footnote disclosure breaking out domestic and. international revenue commencing with its next Form 10-K filing.

Market or type of customer

Wilhelmina primarily serves fashion and beauty clients including fashion brands and the retailers that sell fashion apparel and products, which together are not evaluated by the Company’s management as separate categories of clients.

Contract duration & Timing of transfer of goods or services

As noted above, the Company’s arrangements with clients are primarily short term in duration and most obligations are fulfilled upon the provision of talent services at a point in time.

Sales channels

Nearly all service revenue relates to arrangements where the talent services are booked with clients directly by Company employees.

As such, the Company has concluded that the disaggregation of revenue into service revenue and license revenue is the most appropriate to comply with ASC 606. We propose to provide further footnote disclosure of the breakout of geographical disaggregation between domestic and international revenue in the Company’s next Annual Report on Form 10-K.

Notes to the Consolidated Financial Statements

Note 6. Commitments and Contingencies, page F-15

3.	With regard to the litigation disclosed, please revise to ensure that your disclosures are clear about your conclusions as to the likelihood of a loss contingency. Given that loss contingencies are not required to be disclosed if the likelihood of loss is remote, the fact that contingencies are disclosed implies that you believe the likelihood of loss is at least reasonably possible. However, your current disclosures do not make clear whether your conclusion as to the likelihood of loss is reasonably possible or probable. Therefore, state your conclusion for matters disclosed. In addition, for matters where you judge the likelihood of loss to be reasonably possible or probable but for which you believe the amount of loss cannot be reasonably estimated, you should explicitly state your conclusion that the loss cannot be reasonably estimated. We caution, however, that accrual of a probable loss should not be delayed until only a single amount can be reasonably estimated. When a loss is probable and the reasonable estimate of the loss is a range, the best estimate within the range should be accrued. If no amount within the range appears to be a better estimate than any other amount within the range, the minimum amount in the range should be accrued. Where losses are accrued and arose from a range, you should disclose whether the accrual was the best estimate within a range or the low end of the range and the range of reasonably possible losses. We believe you should also follow this guidance with respect to disclosure of reasonably possible losses. Refer to ASC 450-20-50-1 to 50-6.

RESPONSE:

In future filings containing descriptions of this litigation, the Company will revise the sixth paragraph of the referenced footnote to read as follows:

“The Company believes the claims asserted in the Shanklin Litigation and Pressley Litigation are without merit and intends to continue to vigorously defend the actions. Nonetheless, an adverse outcome in either case is at least reasonably possible. However, the Company is presently unable to reasonably estimate the amount or range of possible loss in either case. Therefore, no amount has been accrued as of _________, 202X related to these matters.”

We trust that the foregoing responds sufficiently to the Staff's comments. If you have any questions concerning the Company's responses, please do not hesitate to contact the undersigned at 212-271-1601.

Very truly yours,

/s/ James A. McCarthy
James A. McCarthy
Chief Financial Officer

cc:     Mark E. Schwarz, Chairman